UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

CWS Investments Inc.

Virginia	880822121
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

5242 Port Royal Rd #1785, North Springfield, VA 22151

703-988-2054

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

CWS Investments Inc. (The “Company”) is a Virginia based corporation formed on February 22, 2022. The Company is offering $75,000,000 in Series A Redeemable Preferred Membership Units (“Preferred Stock”) at an offering price of $10 per share. The Offering is being conducted pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, (the “Securities Act”) for Tier 2 offerings. The offering will terminate on the earlier of 12 months from the date the offering circular was qualified by the Securities and Exchange Commission (“SEC”) (which date may be extended for an additional two years in the Company’s sole discretion) or the date when all shares of Preferred Stock have been sold. The Offering Circular was qualified by the SEC on July 13, 2022 and will terminate on or before July 13, 2023. The Company will acquire and manage real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties. The Company intends to purchase performing and distressed (non-performing) promissory notes, lines of credit, and land installment contracts secured by real property at a significant discount to their unpaid principal balances and to their current and future market values.

Operating Results

For the 6 months beginning January 1, 2022 and ending June 30, 2022 (the “Operating Period”), the Company was not able to generate revenue due to the Operating Period preceding the date of SEC Qualification when the Company can start purchasing notes to generate revenue. Operating losses over the Operating Period totaled $103,381 and were primarily driven by personnel expenses of $75,755.

Liquidity and Capital Resources

The Company is seeking to raise up to $75,000,000 of capital in this Offering by Selling Class A Investor Shares to Investors. The Company expects to deploy the majority of the capital to acquire and manage real estate backed loans, as well as other real estate related assets, to include single family homes and smaller, multi-family residential properties.

As of June 30, 2022, the Company had not been able to participate in the market due to the fact that its SEC Qualification was still pending. Therefore, as of the close of the first half of the fiscal year, the Company’s operations were being funded by ownership. The total amount funded by ownership as of June 30, 2022 was $224,000 and is shown on the Balance Sheet under additional paid in capital.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity or capital expenditures that are material to an investment in our securities.

Trend Information

As of June 30, 2022, and apart from the Company’s efforts to receive SEC Qualification, the Company’s Management is not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources.

Item 2. Other Information

The Company added Alan Belniak to a two-year term of office as a non-compensated Member at Large of the Board of Directors.

Item 3. Financial Statements

The information and financial data discussed below is derived from our unaudited financial statements. The unaudited financial statements were prepared and presented in accordance with generally accepted accounting principles (“GAAP”) in the United States. In the opinion of Management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including legal fees are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering”. The deferred offering costs are charged to stockholders’ equity. The following table presents information about the deferred offering costs during the six month period ending June 30, 2022:

Balance, January 1, 2022	$-
Filing Fees	19,469
Legal, Accounting, and Consulting Fees	29,505
Marketing	60,000
Balance, June 30, 2022	$108,974

CWS Investments Inc.

Balance Sheet

As of June 30, 2022

(unaudited)

June 30, 2022
ASSETS
Investments in Residential Mortgage Loans	$-
Investments in Residential Real Estate	-
Cash and Cash Equivalents	30,859
Prepaid Expenses	750
Furniture and Equipment, Net	7,303
Total Assets	38,912

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	27,267
Total Liabilities	27,267

Stockholders' Equity
Preferred Stock, Authorized 7,500,000 Shares; Zero Shares Issued and Outstanding; $10 Par Value Per Share	-
Common Stock, Authorized 1,000,000 Shares; Zero Shares Issued and Outstanding; Zero Par Value Per Share	-
Additional Paid-in Capital	224,000
Offering Costs	(108,974)
Net Loss	(103,381)
Retained Earnings	-
Total Stockholders' Equity	11,645
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,912

CWS Investments Inc.

Statement of Income

For the Six Months Ended June 30, 2022

(unaudited)

For the Six Months Ended June 30, 2022
INCOME
Interest Income	$-
Other Income	-
Total Income	-

EXPENSE
Advertising/Marketing Expense	9,950
Due Diligence Expense	228
Personnel Expense	75,755
Legal Fees	2,375
Depreciation Expense	209
Other G&A Expenses	14,864
Total Expenses	103,381
NET LOSS	$(103,381)

CWS Investments Inc.

Statement of Cash Flows

For the Six Months Ended June 30, 2022

(unaudited)

For the six Months Ended June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(103,381)
Purchase of Investments in Residential Mortgage Loans	-
Purchase of Investments in Residential Real Estate	-
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Prepaid Expenses	(750)
Furniture and Equipment: Accumulated Depreciation	209
Accounts payable	27,267
Total Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	26,726
Net Cash Used in Operating Activities	(76,655)

CASH FLOWS FROM INVESTING ACTIVITIES
Furniture and Equipment	(7,512)
Net Cash Used by Investing Activities	(7,512)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from officer Capital Contributions	224,000
Offering Costs	(108,974)
Net Cash Provided by Financing Activities	115,026

Net Increase in Cash and Cash Equivalents	30,859
Cash and Cash Equivalents, at January 1, 2022	-
CASH AND CASH EQUIVALENTS, AT JUNE 30, 2022	$30,859

CWS Investments Inc.

Statement of Changes in Stockholders’ Equity

For the period ended June 30, 2022

(unaudited)

Total Stockholders’ Equity

Beginning Balance as of January 1, 2022	$-
Preferred Stock Issued	-
Common Stock Issued	-
Proceeds from Officer Contributions	224,000
Offering Costs	(108,974)
Net Loss from Operations	(103,381)
Ending Balance as of June 30, 2022	$11,645

CWS Investments Inc.

Exhibits Index

(with cross reference)

2	Bylaws
4	Subscription Agreement
6.1	Loan Servicing Agreement, BIFI Loan Servicing, LLC, dated March 27, 2022
6.2	Software and Services License Agreement, North Capital Investment Technology, Inc., dated March 8, 2022
10	Opinion of Counsel
11	Consent of Independent Auditor, Tesseract Advisory Group
14	Appointment of Resident Agent

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CWS Investments Inc.

Date: 10/10/22	By:	Christopher Seveney
Name: Christopher Seveney Title: President and CEO

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

//Christopher Seveney//	President, CEO, CFO and	10/10/22
Christopher Seveney	Chairman of the Board of Directors

//Lauren Wells//	Vice President, Investor Relations & Strategy,	10/10/22
Lauren Wells	Member at Large

Jeffrey Laroche	Member at Large	10/10/22
Jeffrey Laroche